Principal Variable Contracts Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
April 30, 2019
Via EDGAR
Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Variable Contracts Funds, Inc. (the “Registrant”)
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 117 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment which you communicated to me by telephone on April 10, 2019. The Registrant filed the Amendment with the Commission on February 28, 2019 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 116).
Comments to the Prospectus
Comment 1. Rather than presenting the risks in alphabetical order, please consider reordering them to provide greater prominence to risks that are most relevant to each Account and its investments.
Response: Although some risks may be more prominent than others, the Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily when they are in alphabetical order.
Comment 2. Please confirm that the Registrant will update all outdated numbers (particularly fee waivers and expense caps) in a subsequent filing.
Response: Confirmed.
Comment 3. For each index Account that currently concentrates in an industry, please add disclosure about the particular industry in addition to the general concentration risk.
Response: None of the index Accounts currently concentrate in any industry, so no revisions are needed.
Comment 4. For each Account with fixed-income securities risk, please update the risk disclosure to reflect IM Guidance Updates Nos. 2014-01 and 2016-02. This comment was provided last year as well.
Response: The Registrant respectfully submits that no change is needed, as the fixed income securities risk and portfolio duration risk were updated in last year’s filing in response to a similar comment.

Comment 5. Please change the heading for the “Description of Bond Ratings Appendix” to Appendix B (rather than Appendix A).
Response: The Registrant will make the requested revision.
Comment 6: Please be advised that it is the view of the Staff that the assets of investments of underlying investment companies should be counted for industry concentration purposes, and revise the disclosure under “Industry Concentration” accordingly.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Comments to the Statement of Additional Information
Comment 7: With respect to Mellon Investments Corporation compensation disclosures under “Portfolio Manager Disclosure”, disclose whether performance is measured pre-tax or after-tax, and the periods over which such performance is measured.
Response: The Registrant will make the requested revisions.
Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney L. Schnathorst
Britney L. Schnathorst
Assistant Counsel and Assistant Secretary, Registrant